SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan and Trust
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Item 1 - Audited Statements of Financial Condition
The information provided on Page 2 of the Report of Independent Registered Public Accounting Firm is incorporated herein by reference. The notes to the financial statements on Pages 4 - 8 of the Report of Independent Registered Public Accounting Firm should be read in conjunction with the statements.

Item 2 - Audited Statements of Income and Changes in Plan Equity
The information provided on Page 3 of the Report of Independent Registered Public Accounting Firm is incorporated herein by reference. The notes to financial statements provided on Pages 4 - 8 of the Report of Independent Registered Public Accounting Firm should be read in conjunction with the statements.

Item 3 - Schedules
The information provided on Pages 9 - 10 of the Report of Independent Registered Public Accounting Firm is incorporated herein by reference.

Item 4 - Exhibits

The following items have been attached as exhibits:

Exhibit I – Report of Independent Registered Public Accounting Firm

Exhibit II - Consent of Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Financial Corporation Employee Stock Ownership Plan and Trust

Name of plan

Date 6-27-05

[signature]

The Asset Management and Trust Division Of The Peoples Bank, Biloxi, Mississippi,

Trustee

By: Thomas H. Wicks, Trust Officer,

The Peoples Bank, Biloxi, Mississippi

Financial Statements

Peoples Financial Corporation
Employee Stock Ownership Plan
Biloxi, Mississippi

December 31, 2004

PILTZ, WILLIAMS, LAROSA & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Financial Statements

Peoples Financial Corporation
Employee Stock Ownership Plan
Biloxi, Mississippi

December 31, 2004

Peoples Financial Corporation
Employee Stock Ownership Plan
Biloxi, Mississippi

Financial Statements

December 31, 2004

Contents

PILTZ,
WILLIAMS,
LAROSA
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors
Peoples Financial Corporation
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of Peoples Financial Corporation Employee Stock Ownership Plan, as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects the net assets available for plan benefits as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included at Pages 8-9 are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Piltz, Williams, LaRosa & Co.

Certified Public Accountants

Biloxi, Mississippi
June 7, 2005

Post Office Box 231 • Biloxi, Mississippi 39533-0231 • Phone (228) 374-4141 • FAX (228) 374-5521 • www.pwlcpa.com
515 Washington Avenue • Ocean Springs, Mississippi 39564 • Phone (228) 875-4258 • FAX (228) 875-4986

Peoples Financial Corporation
Employee Stock Ownership Plan
Statements of Net Assets Available for Plan Benefits

	December 31, 2004	December 31, 2003
Assets		
Investments:		
Common stock, at fair value	**$ 8,504,665**	$ 7,807,233
Cash	**12,828**	21,743
Total assets	**8,517,493**	7,828,976
Liabilities		
Notes payable		95,043
Other liabilities		1,641
Total liabilities		96,684
Net assets available for plan benefits	**$ 8,517,493**	$ 7,732,292

See Notes to Financial Statements.

Peoples Financial Corporation
Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,		
	2004	2003	2002
Additions to net assets attributed to			
Investment income:			
Net unrealized appreciation in market value of investments	**$ 607,331**	$ 768,286	$ 8,823
Interest	**249**	431	1,093
Dividends:			
Peoples Financial Corporation	**149,317**	129,967	133,374
Total investment income	**756,897**	898,684	143,290
Employer contributions	**164,072**	92,437	91,924
Miscellaneous income	**70**		
Total additions to net assets	**921,039**	991,121	235,214
Deductions from net assets attributed to			
Interest expense	**811**	5,239	7,729
Distributions to participants	**135,027**	1,142,869	553,972
Total deductions from net assets	**135,838**	1,148,108	561,701
Net increse (decrease) in net assets	**785,201**	(156,987)	(326,487)
Net assets available for benefits, beginning of year	**7,732,292**	7,889,279	8,215,766
Net assets available for benefits, end of year	**$ 8,517,493**	$ 7,732,292	$ 7,889,279

See Notes to Financial Statements.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements

A. **Description of Plan**

The following description of the Peoples Financial Corporation (Company) Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

1. **General** – The Plan is a defined contribution plan covering all full-time employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on the January 1st or July 1st, following the employee's initial date of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. **Employer Contributions** – Annual contributions are determined by the Company's Board of Directors. For the years beginning January 1, 1995 and prior to January 1, 2002, the annual contributions were subject to the maximum amount which could be allocated to any participants' account, an amount not to exceed the lesser of 25% of the employee's compensation or $30,000 as adjusted for increases in cost of living pursuant to Section 415(d) of IRS Code of 1986, as amended. For years beginning after December 31, 2001, the annual contributions are subject to the maximum amount which can be allocated to any participant's account, an amount not to exceed the lesser of 100% of the employee's IRC 415 compensation for such plan year as adjusted for increases in cost of living pursuant to Section 415(d) of Internal Revenue Service Code of 1986. The maximum annual addition to a participants' account was $41,000 and $40,000 for years ended December 31, 2004 and 2003, respectively.

3. **Participant Accounts** – A separate Company Stock Account and Other Investments Account will reflect each participant's interest. Vesting is based on years of credited service. A participant is 100% vested after 7 years of credited service.

Company Stock Account – This account is credited annually with the employee's allocable share of Company stock purchased and paid for by the Trust or contributed in kind to the Trust, and with any stock dividends on Company stock allocated to the employee's Company Stock Account. Financed shares were initially credited to a Stock Suspense Account and were allocated to the Company Stock Accounts of participants only as payments on the acquisition loan were made by the trustee.

Other Investment Accounts – This account is credited or debited annually with the employee's share of net income or loss of the Trust, with any forfeitures of common stock, with any cash dividends on Company stock allocated to the employee's Company Stock Account, with the employee's allocable share of employer contributions in cash and with any forfeitures from Other Investment Accounts. The account will be debited for the participant's share of any cash payments made for the acquisition of Company stock or for the repayment of any principal and interest on an acquisition loan.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

4. Investment Funds – The Trustee will invest employer contributions primarily in Company stock.

Each qualified participant may elect within ninety days after the close of each Plan year during the qualified election period to direct the Trustee in writing as to the distribution in cash of 25 percent of the total number of shares of Company stock acquired by or contributed to the Plan that have ever been allocated to such qualified participant's Company Stock Account (reduced by the number of shares of Company stock previously distributed in cash pursuant to a prior election). In the case of the election year in which the last election can be made by the participant, the preceding sentence shall be applied by substituting "50 percent" for "25 percent". If the qualified participant elects to direct the Trustee as to the distribution of the participant's company stock account, such direction shall be effective no later than 180 days after the close of the Plan year to which such direction applies.

5. Payment of Benefits – For distributions requested prior to January 1, 2002, the participant normally received one lump-sum payment, equal annual installments of five years or life expectancy if shorter, or a combination of the foregoing. For distributions beginning on or after January 1, 2002, the participant will receive benefits in one lump-sum payment.

6. Plan Amendment – On February 27, 2002, the Plan was amended and restated effective as of January 1, 2001 to reflect that it continues to be a Code Section 4975(e)(7) employee stock ownership plan, but without 401(k) provisions, and to include the recommended GUST and EGTRRA requirements.

B. Summary of Accounting Policies

1. Investments – The fair value of Company stock is based on the NASDAQ Small Cap Market. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

2. Benefit Payments – Benefit payments to participants are recorded upon distribution.

3. Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

C. Notes Payable

During 1999, the Plan also established a $750,000 line of credit with River Hills Bank. The note, which had a balance of $95,043 at December 31, 2003, bears interest at New York prime. Interest is due quarterly with principal being due at maturity in June 2004. The purpose of the line was to provide working capital to the Plan and it is fully guaranteed by the Sponsor. The line was paid off on March 31, 2004.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

D. Cost of Plan Administration
The Company absorbs the cost of plan administration. These costs were $13,899, $25,000, and $23,000 for the years ended December 31, 2004, 2003 and 2001, respectively.

E. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

F. Tax Status
The Company received a favorable determination letter dated February 27, 2002, from the Internal Revenue Service under which the Plan qualifies for favorable tax treatment under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

A participant must pay regular income tax plus a 10% excise tax for withdrawal of any portion of his accumulated pre-tax account balance, or the portion of his after-tax account balance representing company contributions or earnings prior to retirement, disability, or attaining age 59 ½. Withdrawal of the pre-tax account balance, or the portion of the after-tax account balance representing company contributions or earnings, after retirement, disability, or attaining age 59 ½ is subject to regular income tax.

G. Investments
The Company stock is held by the trust department of The Peoples Bank, Biloxi, Mississippi, a subsidiary of the Company. All investments are income producing. The following table presents the fair values of investments.

	December 31, 2004		December 31, 2003	
	Number of Shares	**Fair Value**	Number of Shares	Fair Value
Investments carried at fair value				
Based on daily listed value				
Non-participant directed				
Common stock, Peoples Financial Corporation*	**472,744**	**$ 8,504,665**	467,499	$ 7,807,233
Total investments		**$ 8,504,665**		$ 7,807,233

* These assets represent more than five percent of net assets available for benefits.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

During 2004, 2003 and 2002, the Plan's investments (including investments bought and held during the year) appreciated (depreciated) as follows:

	2004 Total	2003 Total	2002 Total
Common stock, Peoples Financial Corporation	**$ 607,331**	$ 768,286	$ 8,823

H. Related Party Transactions

The Plan purchased $225,796 and distributed $12,164 of the Plan sponsor's common stock during the year ended December 31, 2004. The stock held by the Plan at December 31, 2004 and 2003 had a market value of $8,504,665 and $7,807,233, respectively.

I. Concentration of Market Risk

The Plan has invested a significant portion of its assets in Peoples Financial Corporation common stock. This investment in Peoples Financial Corporation common stock approximates 99% of the Plan's net assets available for benefits as of December 31, 2004. As a result of the concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Reportable Transactions
Year Ended December 31, 2004
Form 5500 – Schedule H, Part IV, 4 (j) – E. I. #64-0709834 – Plan #002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Peoples Financial Corporation	1,300 shares common	$ 24,700	$ -	$ -	$ -	$ -	$ -	$ -
Peoples Financial Corporation	1,169 shares common	21,627						
Peoples Financial Corporation	1,290 shares common	24,510						
Peoples Financial Corporation	20 shares common	375						
Peoples Financial Corporation	2,237 shares common		41,586					
Peoples Financial Corporation	6 shares common		111					
Peoples Financial Corporation	450 shares common		8,406					
Peoples Financial Corporation	28 shares common		519					
Peoples Financial Corporation	127 shares common		2,355					
Peoples Financial Corporation	3,836 shares common		69,169					
Peoples Financial Corporation	1,492 shares common	25,394						
Peoples Financial Corporation	6,318 shares common	109,617						
Peoples Financial Corporation	1,105 shares common	19,573						
Totals		$225,796	$122,146	$ -	$ -	$ -	$ -	$ -

Note: 682 shares of common stock were distributed to participants in 2004.

See Independent Auditors' Report.

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Assets Held for Investment Purposes
December 31, 2004
Form 5500 – Schedule H, Part IV, 4(i) – E.I. #64-0709834 – Plan #002

Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Current Value
* Peoples Financial Corporation	472,744 shares common stock	$ 3,543,284	$ 8,504,665

* Represents a party-in-interest.

See Independent Auditors' Report.

PILTZ,
WILLIAMS,
LAROSA
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Stephen P. Theobald, CPA, CVA
Margaret D. Closson, CPA
Darrell L. Galey, CPA
Michael D. O'Neill, CPA
John L. Kenna, Jr., CPA
John D. Prentiss, CPA

William S. Thompson, CPA
Gene M. Clark, Jr., CPA
Sam J. LaRosa, Jr., CPA (Retired)
Gerald Piltz, CPA (Retired)
Stanford A. Williams, Jr. CPA (Retired)

June 22, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, dated June 7, 2005, in Form 11-K filing of the Peoples Financial Corporation.

Piltz, Williams, LaRosa & Co.

Piltz, Williams, LaRosa & Co.
Biloxi, Mississippi

Post Office Box 231 • Biloxi, Mississippi 39533-0231 • Phone (228) 374-4141 • FAX (228) 374-5521 • www.pwlcpa.com
515 Washington Avenue • Ocean Springs, Mississippi 39564 • Phone (228) 875-4258 • FAX (228) 875-4986